UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-25668

NOTIFICATION OF LATE FILING	CUSIP NUMBER
378949101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

Global Technologies, Ltd

Full Name of Registrant

N/A

Former Name if Applicable

806 Green Valley Road, Suite 200

Address of Principal Executive Office (Street and Number)

Greensboro, North Carolina 27408

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Technologies, Ltd (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Annual Report”) by the September 28, 2026 filing deadline applicable to smaller reporting companies.

The Registrant requires additional time to complete its year-end closing and consolidation procedures for the Registrant and its wholly owned subsidiaries, including the reconciliation of certain accrued liabilities and intercompany accounts and the fair value measurement of its derivative liability as of June 30, 2026. In addition, the Registrant has not yet engaged an independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ended June 30, 2026.

As a result, the Registrant does not currently anticipate that it will be able to file the Annual Report within the fifteen-calendar-day extension period provided under Rule 12b-25. The Registrant is continuing to work to complete the financial statements and related disclosures required for the Annual Report.

Forward-Looking Statements: This Form 12b-25 contains forward-looking statements, including statements regarding the timing of the filing of the Annual Report and the Registrant’s anticipated results of operations. These statements are based on current expectations and are subject to risks and uncertainties, including the completion of the Registrant’s year-end closing procedures and the engagement of, and audit by, an independent registered public accounting firm, that could cause actual results or timing to differ materially. The Registrant undertakes no obligation to update these statements except as required by law.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

H. Wyatt Flippen	(336)	740-9017
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The Registrant anticipates that its results of operations for the fiscal year ended June 30, 2026 will reflect a significant decrease in reported revenue compared to the fiscal year ended June 30, 2025. The decrease results primarily from a change in the Registrant’s business mix and in how the revenue of its current operations is presented.

For the fiscal year ended June 30, 2025, the Registrant reported revenue of $3,139,008, less shared revenue of $2,093,337, resulting in net revenue of $1,045,671. That revenue was generated primarily by the Registrant’s subsidiary 10 Fold Services, LLC, which reported the gross amount billed for its GLP-1-based product procurement activities as revenue and deducted the portion paid to its supplier as shared revenue. Those contracts concluded in June 2025 following changes in FDA regulations and the expiration of the GLP-1 shortage allowance, and 10 Fold Services, LLC is currently inactive.

During fiscal 2026, the Registrant’s revenue was generated primarily by its subsidiaries Primecare Supply, LLC and GTLL Advisory Group, LLC. In connection with the review of the Registrant’s fiscal 2026 interim financial statements, management, in consultation with the Registrant’s independent registered public accounting firm, determined that Primecare Supply, LLC acts as an agent in facilitating transactions between licensed pharmaceutical manufacturers and medical clinics. Accordingly, Primecare Supply, LLC recognizes revenue on a net basis, reflecting only the fees and margin it earns, rather than the gross amount of the underlying transactions.

On a comparable basis, the Registrant anticipates net revenue for fiscal 2026 of approximately $0.4 million to $0.5 million, compared to net revenue of $1,045,671 for fiscal 2025, and revenue before shared revenue of approximately $0.8 million, compared to $3,139,008 for fiscal 2025. As previously reported, for the nine months ended March 31, 2026 the Registrant recorded revenue of $642,822, net revenue of $325,507 and a net loss of $170,524.

Because the Registrant’s year-end closing procedures, including the fair value remeasurement of its derivative liability, have not been completed and its financial statements for the fiscal year ended June 30, 2026 have not been audited, the Registrant cannot at this time reasonably estimate its net income or loss for the fiscal year ended June 30, 2026. The information above is preliminary, unaudited and subject to change upon completion of the Registrant’s year-end closing procedures and the audit of its financial statements.

Global Technologies, Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2026	By:	/s/ H. Wyatt Flippen
		Name:	H. Wyatt Flippen
		Title:	Chief Executive Officer

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).